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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 10 2017
Washington DC

SEC FILE NUMBER
8-53627

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-16 (MM/DD/YY) AND ENDING 12-31-16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BroadMark Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 University Street Suite 1800
(No. and Street)

Seattle		98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAR 13 PM 2:41
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph Schocken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadmark Capital LCL, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOANNE C. VANSICKLE
COMMISSION EXPIRES
NOTARY
PUBLIC
05-28-18
STATE OF WASHINGTON

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
Broadmark Capital, LLC

We have audited the accompanying statement of financial condition of Broadmark Capital, LLC as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Broadmark Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadmark Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Broadmark Capital, LLC's financial statements. The supplemental information is the responsibility of Broadmark Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
March 9, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE™

BROADMARK CAPITAL, LLC

Balance Sheet

As of December 31, 2016

ASSETS		
Assets		
Cash and cash equivalents	$	643,779
Accounts receivable		1,425
Receivable from affiliates		2,361
Furniture and equipment, at cost, net		51,724
Prepaid expense		10,994
Other assets		200
Total Assets	$	710,483

LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	46,059
Total liabilities		46,059
Member's equity		664,424
Total Liabilities and Member's Equity	$	710,483

The accompanying notes are an integral part of these financial statements

BROADMARK CAPITAL, LLC

For the Year Ended December 31, 2016

STATEMENT OF INCOME

Revenues		
Fee income	$	2,765,863
Interest income		75
Other income		151,778
Total Revenues		2,917,716
Expenses		
Employee compensation & benefits		681,876
Commissions		756,453
Occupancy		68,745
Professional fees		188,488
Other operating expenses		269,126
Total Expenses		1,964,688
Net Income	$	953,028

The accompanying notes are an integral part of these financial statements

BROADMARK CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2016

Balance, December 31, 2015	$	292,590
Withdrawals		(581,194)
Net income		953,028
Balance, December 31, 2016	$	664,424

The accompanying notes are an integral part of these financial statements

BROADMARK CAPITAL, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net income		$ 953,028
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities		
Depreciation	$ 13,628	
Distributions of investments to member in lieu of cash	(131,111)	
(Increase) decrease in:		
Accounts receivable	59,175	
Due from related parties	(2,481)	
Prepaid expenses	(6,192)	
(Decrease) increase in:		
Accounts payable & accrued expenses	(19,724)	
Commissions payable	18,702	
Total adjustments		(68,003)
Net cash and cash equivalents provided by (used in) operating activities		885,025
Net cash and cash equivalents provided by (used in) investing activities		-
Cash Flows from Financing Activities		
Capital distributions	(450,084)	
Net cash and cash equivalents provided by (used in) financing activities		(450,084)
Net increase (decrease) in cash and cash equivalents		434,941
Cash and cash equivalents December 31, 2015		$ 208,838
Cash and cash equivalents December 31, 2016		$ 643,779
Supplemental Disclosure for Cash Flow Information		
Cash received during the year for interest		$ 206
Cash paid during the year for income tax		$ -

The accompanying notes are an integral part of these financial statements

Broadmark Capital, LLC
Notes to Financial Statements
December 31, 2016

Note 1: General & Summary of Significant Accounting Policies

General

Broadmark Capital , LLC (the "Company") was organized in the State of Washington on April 4, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a limited liability company ("LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested into it. The Company has a single member-owner called Broadmark Holdings, LLC ("Holdings"). Holdings has a single member-owner called Tranceka, LLC ("Tranceka").

The Company's fee income is earned by locating investors for companies and performing other business advisory services. Approximately 67% of fee income was earned from four companies in 2016.

Fees associated with locating investors for companies are generally recognized when the services are completed and the payments are considered collectible. Fees associated with business advisory services are recognized on a straight-line basis over the term of the services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with a maturity of three months or less to be cash. On occasion, the Company has deposits in excess of federally insured limits.

Note 1: General & Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable represent billings of monthly retainers and advances of expenses to current and former customers. The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that are written off are charged against the allowance, and the allowance is adjusted as needed. At the end of the current year it was determined that there was no need for a reserve on existing balances.

Marketing and Advertising Expenses

Marketing and advertising expenses include expenses incurred for business promotional efforts through participating in networking events and sponsorships. These costs are expensed as incurred.

Income Taxes

As an LLC, the Company is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member-owner. The Company does not file federal tax returns at the Company level as it is owned by a single member LLC, Broadmark Holdings, which is owned by Tranceka. All federal tax filings are reported at Tranceka's level.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: Related Party Transactions

Broadmark Holdings, LLC has partial ownership in two companies that are clients. Fees earned from these clients were $1,139,100 in 2016. The Company also paid various expenses on behalf of this client. These expenses, totaling $42,925 were reimbursed by the client during 2016. During 2013 the company signed a cost sharing agreement under which this client pays directly to the lessor 67% of the required building lease payment each month.

The Company has entered into a written agreement with Pyatt Broadmark Management, LLC, an affiliate of the Company ("Affiliate") to share administrative expense and personnel in the ordinary course of its business. Under this agreement, the Company is charged a share of the expenses paid by the Affiliate in proportion to the benefits derived by the entity, based on the percentage of an employee's time attributable to the Company compared with the total time attributable to the Affiliate. For the year ended December 31, 2016, administrative expense and personnel expense amounted to $72,000.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 3: Property & Equipment, Net

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Automobile	$ 122,071	5
Leasehold Improvements	19,946	10
Equipment, furniture and fixtures, art	62,595	5
Art	6,000	
Total cost of property and equipment	210,612	
Less: accumulated depreciation	(158,888)	
Property and equipment, net	$ 51,724	

Depreciation expense for the year ended December 31, 2016 was $13,628.

Note 4: Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 5: Commitments and Contingencies

Commitments

The Company leases office space under a non-cancelable operating lease which will expire on December 31, 2025. Future minimum rental payments required, net of the 67% portion paid by a client under a cost sharing agreement, under the lease for the years ending December 31, are:

Year ended	Amount
2017	$ 36,346
2018	$ 36,346
2019	$ 36,346
2020	$ 36,346
2021	$ 36,346
2022	$ 36,346
2023	$ 36,346
2024	$ 36,346
Total	$290,768

For the year ended December 31, 2016, total lease expense was $68,745.

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 6: Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

Note 7: Recently Issued Accounting Standards

For the year ended December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $597,720 which was $592,720 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $46,059 to net capital was 0.80 to 1.

BROADMARK CAPITAL, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of net capital				
Member's Equity	$	664,424		
Total Member's Equity			$	664,424
Less: Non-allowable assets				
Petty cash		(200)		
Accounts receivable		(1,425)		
Receivable from affiliates		(2,361)		
Fixed assets		(51,724)		
Other assets		(10,994)		
Total non-allowable assets				(66,704)
Net Capital				597,720
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtedness	$	3,071		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				5,000
Excess net capital			$	592,720
Aggregate indebtedness			$	46,059
Ratio of aggregate indebtedness to net capital				0.80 : 1

There was no material difference between net capital computation shown here and the net capital conputation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2016.

See independent auditor's report

BROADMARK CAPITAL, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2016

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

See independent auditor's report

Broadmark Capital, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For The Year End December 31, 2016


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Broadmark Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Broadmark Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Broadmark Capital, LLC stated that Broadmark Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Broadmark Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broadmark Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
March 9, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE


BROADMARK
CAPITAL

Assertions Regarding Exemption Provisions

We, as members of management of Broadmark Capital, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Broadmark Capital LLC

By:

Joseph Schocken, President


March 9 2017

Broadmark Capital, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For The Year End December 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Member
Broadmark Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Broadmark Capital, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Broadmark Capital, LLC (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Broadmark Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
March 9, 2017

BROADMARK CAPITAL, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For The Year End December 31, 2016

		Amount
Total assessment	$	6,915
SIPC-6 general assessment Payment made on July 19, 2016		(3,666)
Overpayment applied		(2,760)
SIPC-7 general assessment Payment made on February 28, 2017		(489)
Total assessment balance **(overpayment carried forward)**	$	-